The Mermaid Kitchen, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Discounts given	-263.00
QuickBooks Payments Sales	3,288.90
Sales	19,825.71
Total Income	**$22,851.61**
Cost of Goods Sold	
Cost of Goods	6,291.04
Total Cost of Goods Sold	**$6,291.04**
GROSS PROFIT	**$16,560.57**
Expenses	
Bank Charges & Fees	7.95
Insurance	937.44
Interest Paid	81.07
Job Supplies	56.65
Legal & Professional Services	587.50
Licenses	131.00
Merchant Fees	692.67
Office Supplies & Software	30.00
Parking	2.75
Payroll Expenses	14.45
Taxes	490.17
Wages	4,140.00
Total Payroll Expenses	**4,644.62**
Processing Fees	17.34
QuickBooks Payments Fees	33.97
Rent & Lease	6,819.48
Repairs & Maintenance	243.41
Subscription Fees	475.65
Vendor Fees	300.00
Total Expenses	**$15,061.50**
NET OPERATING INCOME	**$1,499.07**
NET INCOME	**$1,499.07**

The Mermaid Kitchen, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	350.00
Checking (025)	897.09
Checking (026)	61.74
Savings	115.00
Stripe	-1.07
Total Bank Accounts	**$1,422.76**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,422.76**
Fixed Assets	
Kitchen Assets	
Speed Racks/Sheet Trays	812.67
Total Kitchen Assets	**812.67**
Small Tools and Equipment	427.88
Total Fixed Assets	**$1,240.55**
Other Assets	
Security Deposit	1,148.48
Total Other Assets	**$1,148.48**
TOTAL ASSETS	**$3,811.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One	1,579.88
Heartland Credit Card	3,710.47
Total Credit Cards	**$5,290.35**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	-65.11
WI Income Tax	0.00
WI SUI Employer	15.25
Total Payroll Liabilities	**-49.86**
Sales Tax Payable	-105.28
Wisconsin Department of Revenue Payable	313.56

	TOTAL
Total Other Current Liabilities	$158.42
Total Current Liabilities	$5,448.77
Total Liabilities	$5,448.77
Equity	
Owner's Investment	4,911.71
Owner's Pay & Personal Expenses	-5,139.51
Retained Earnings	-2,908.25
Net Income	1,499.07
Total Equity	$ -1,636.98
TOTAL LIABILITIES AND EQUITY	$3,811.79

The Mermaid Kitchen, LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,499.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Heartland Credit Card	3,268.71
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-79.47
Payroll Liabilities:WI Income Tax	0.00
Payroll Liabilities:WI SUI Employer	8.84
Sales Tax Payable	-425.87
Wisconsin Department of Revenue Payable	270.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,042.36**
Net cash provided by operating activities	**$4,541.43**
INVESTING ACTIVITIES	
Small Tools and Equipment	-427.88
Security Deposit	-1,148.48
Net cash provided by investing activities	**$ -1,576.36**
FINANCING ACTIVITIES	
Owner's Investment	1,036.71
Owner's Pay & Personal Expenses	-2,710.50
Net cash provided by financing activities	**$ -1,673.79**
NET CASH INCREASE FOR PERIOD	**$1,291.28**
Cash at beginning of period	131.48
CASH AT END OF PERIOD	**$1,422.76**